DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of the date of the Annual Report on Form 10-K of which this exhibit is a part, the registrant has one class of securities registered under Section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.01 per share.
The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws for additional information.
Authorized Capitalization
        Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
Outstanding Shares
     As of February 7, 2020, we had 89,903,432 shares of common stock outstanding.
Voting Rights
        Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able to elect all of the directors, and holders of less than a majority of such shares will be unable to elect any director. Our Amended and Restated Certificate of Incorporation provides that certain provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class, including the provisions providing for a classified board of directors (the election and term of our directors).
Dividends
        Under our Amended and Restated Certificate of Incorporation, subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. Our senior secured credit facilities and the indenture governing our 5.625% senior notes due 2024 impose restrictions on our ability to declare dividends on our common stock.
Preemptive Rights
        The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. In the event that we grant any preemptive rights with respect to our common stock to any person, Canada Pension Plan Investment Board (CPPIB), and its affiliates shall be entitled to preemptive rights no less favorable than those granted to such person., so long as it has the right to nominate a designee to our board,
Redemption or Sinking Fund
        There are no redemption or sinking fund provisions applicable to the common stock.
Liquidation or Dissolution
        In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Board of Directors
        Our Amended and Restated Certificate of Incorporation provides for Class I, Class II, and Class III directors, with staggered three-year terms.
Preferred Stock
        If issued, our preferred stock would have priority over the common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. Unless required by law or by the NYSE, our board of directors will have the authority without further stockholder authorization to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. No shares of preferred stock are issued or outstanding as of the date of this filing.